Exhibit 3.15

CERTIFICATE OF FORMATION
OF
CARBON MANAGEMENT SOLUTIONS LLC

1.         Name: The name of the limited liability company is Carbon Management Solutions LLC.

2.         Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.         Organizer: The name and address of the sole organizer of the limited liability company is Lynne Przychodzki, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Carbon Management Solutions LLC this 29th day of March, 2010.

/s/ Lynne Przychodzki
Lynne Przychodzki Authorized Person